Exhibit 99.3

Micware Co., Ltd. Announces Closing of Upsized Initial Public Offering

KOBE, Japan, May 15, 2026 (GLOBE NEWSWIRE) -- Micware Co., Ltd. (Nasdaq: MWC) (the “Company” or “Micware”), a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors, today announced the closing of its upsized initial public offering (the “Offering”) of 2,850,000 American Depositary Shares (“ADSs”) at a public offering price of US$8.00 per ADS. Each ADS represents one ordinary share of the Company. The ADSs began trading on the Nasdaq Global Market on May 14, 2026 under the ticker symbol “MWC.” The Company received aggregate gross proceeds of US$22.8 million from the Offering, before deducting underwriting discounts and offering expenses.

A.G.P./Alliance Global Partners (“A.G.P.”) acted as the sole book-running manager for the Offering.

In addition to the ADSs sold in the Offering, the Company has granted the underwriters a 45-day option to purchase up to an additional 427,500 ADSs to cover over-allotments, if any, at the public offering price, less underwriting discounts.

Proceeds from the Offering will be used for: (i) Dynamic Street Map & Market Place (“DSMM”) project and the expansion of the Company’s proprietary in-vehicle infotainment (“IVI”) software platform, micAuto-PF; (ii) general corporate purposes; (iii) strategic investments within the Company’s Software Defined Vehicles (SDV) and Location-Based Services (LBS) segments, other than the DSMM and micAuto-PF-related initiatives, that offer complementary technologies, services, or market access to strengthen the Company’s competitive position; and (iv) marketing and advertising.

Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Company, and Robinson & Cole LLP acted as U.S. counsel to A.G.P. in connection with the Offering.

A registration statement on Form F-1 (File Number: 333-294081), as amended, relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on May 13, 2026, and a registration statement on Form F-1 filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, was filed with the SEC and became effective on May 13, 2026. The Offering was made only by means of a prospectus, forming a part of the effective registration statements. Electronic copies of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to the Offering may be obtained from A.G.P., 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Micware Co., Ltd.

Micware Co., Ltd. is a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors. The Company is primarily engaged in the development and sale of IVI systems covering multimedia, navigation, human machine interface, telematics, and driver assistance, as well as navigation software and location information-based smartphone applications.

Since its founding in 2003, Micware has built over 20 years of experience in automotive software and has established long-term relationships with major original equipment manufacturers (“OEM”) in Japan, including Honda Motor Co., Ltd. and Toyota Motor Corporation. Leveraging its engineering capabilities, proprietary technologies, and long-standing OEM relationships, the Company was ranked 9th among Japan-based Tier 1 suppliers in the IVI market in terms of revenue as of February 28, 2024, according to an industry report titled “IVI, Automotive Navigation System and Digital Mapping Market” commissioned by the Company and prepared by Frost & Sullivan. Micware operates across Japan through six operating entities and 12 branch offices and has established subsidiaries in the United States, Thailand, and Germany for overseas operations.

For more information, please visit the Company’s IR website: www.ir-micware.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, including, but not limited to the Company’s intended use of proceeds. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Micware Co., Ltd.

Investor Relations Department

Email: mic_ir@micware.co.jp

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com